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                                                                   EXHIBIT 4.1

                       Marshall Capital Management, Inc.
                               11 Madison Avenue
                           New York, New York 10010

                               October 31, 2000

Pilot Network Services, Inc.
1080 Marina Village Parkway
Alameda, California 94501
Attn:  Marketta Silvera

             Re:    Series A Convertible Preferred Stock (the "Preferred Stock")
                    ------------------------------------------------------------
Dear Sirs:

     This letter confirms the agreement between Pilot Network Services, Inc. (the "Company") and Marshall Capital Management, Inc. ("MCM"), as follows:

     1. MCM agrees to waive the Company's failure to hold its annual meeting of stockholders not later than October 1, 2000 pursuant to paragraph
4.12 of the Securities Purchase Agreement, dated as of June 28, 2000, between the Company and MCM (the "Purchase Agreement"); provided, that, as a condition to such waiver, the Company will use its best efforts to hold such meeting no later than December 31, 2000. The foregoing waiver shall not operate as a waiver of any other right or remedy available to MCM with respect to any other breach by the Company of the Purchase Agreement, the related Certificate of Designation or any document executed by the Company in connection therewith.

     2. In consideration of the waiver described in paragraph 1 above, the Company and MCM agree to amend the Registration Rights Agreement (as defined in the Purchase Agreement) to add the following paragraph at the end of paragraph 2(e) thereof:

     "(f)      In the event that the Registration Statement is not declared effective by October 31, 2000, the Purchaser shall have the right (the "Exchange Right"), from time to time beginning on the date hereof until the Maturity Date, to exchange Preferred Shares for shares of Common Stock (the "Exchange Shares") at an exchange rate of 637.958 Exchange Shares for each Preferred Share tendered for exchange (the "Exchange Rate"), such rate having been determined by reference to an assumed Conversion Price of $1.5675; provided, however, that in
                                                     --------  -------
no event shall the Company issue pursuant to the Exchange Right a number of Exchange Shares which is, in the aggregate, greater than the lesser of (x) 1,512,579 shares of Common Stock (representing 9.99% of the total number of shares of Common Stock outstanding on the date of this letter) and (y) that number of shares of Common Stock which, when added to the number of shares, if any, that have been issued to MCM and that are included in determining the Cap Amount (as defined in the Certificate of Designation), would exceed the Cap Amount, except that this clause (y)
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shall not apply on the Maturity Date if the Company obtains the approval of the holders of a majority of the Company's outstanding Common Stock for the issuance of Common Stock in excess of the Cap Amount and elects a Conversion at Maturity pursuant to Section 4(g)(ii) of the Certificate of Designation. Upon delivery of a written notice to the Company by the Purchaser stating that the Purchaser wishes to exercise the Exchange Right (an "Exchange Notice"), the Purchaser and the Company shall follow the procedures set forth in the Certificate of Designation that apply to the conversion of Preferred Shares, with such changes as may be appropriate in order to reflect the intent of this paragraph (f), and delivery of an Exchange Notice shall be deemed to constitute delivery of a Conversion Notice for purposes of compliance with such procedures. The Company represents and warrants to, and agrees with, the Purchaser that: (i) its obligation to exchange Exchange Shares for Preferred Shares on the terms and subject to the conditions set forth herein is enforceable against it in accordance with the terms of this paragraph (f), such obligation does not conflict with any other obligation of the Company, and such obligation is absolute and unconditional, regardless of any resulting dilution of the outstanding shares of Common Stock, or otherwise, (ii) all Exchange Shares shall be deemed to be included within the definition of Registrable Securities for all purposes under this Agreement, (iii) the failure by the Company to issue Exchange Shares within three (3) business days following the tender of Preferred Shares for exchange by the Purchaser to the Company shall be deemed to constitute a failure to deliver Conversion Shares in accordance with the Certificate of Designation, and in such event the Purchaser shall have all of the rights and remedies available to it under the Certificate of Designation and otherwise as though a Conversion Default had occurred, except that references to the "Conversion Price" shall be deemed to refer to the Conversion Price used to determine the Exchange Rate, and (iv) there are 15,138,072 shares of Common Stock outstanding on the date of this letter. The Company and the Purchaser acknowledge and agree that, for the purpose of calculating the Cap Amount under the Certificate of Designation, any Exchange Shares issued pursuant to the Exchange Right shall be included in such calculation. All prices per share or share amounts set forth herein shall be subject to adjustment in the event of stock splits, reverse stock splits, stock dividends and similar events."

     Except as specifically amended hereby, the Registration Rights Agreement shall continue in full force and effect in accordance with its terms.

     3. The Company will indemnify and hold harmless MCM from and against any claims, liabilities, damages and expenses (including reasonable legal fees and expenses) arising out of the transactions contemplated by this letter.

     4. The terms of this letter shall be binding on the parties and their respective successors and assigns. Accordingly (i) MCM agrees that, as a precondition to any sale or other transfer by it of Preferred Shares, it will obtain from the transferee thereof its written agreement to be bound by the terms of this letter agreement and (ii) the Company agrees that as a precondition to any merger, consolidation, business combination, tender offer, sale or exchange of shares or assets, recapitalization, reorganization, redemption or other similar event as a result of which shares of Common Stock shall be changed into or exchanged for securities of another entity, the Company will obtain the written agreement
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of the resulting successor or acquiring entity to assume the obligations of the
Company hereunder. The Company may, upon its request, place a legend on the Preferred Shares which refers to this Agreement.

     If this letter correctly sets forth the understanding between the Company and MCM, please sign below in the space indicated whereupon this letter will constitute a legally-binding agreement between the parties.

                                  Sincerely,

                                  Marshall Capital Management, Inc.

                                  By: /s/ Allan D. Weine
                                      ------------------
                                          Allan D. Weine
                                          President


Acknowledged and Agreed:

Pilot Network Services, Inc.


By: /s/ Marketta Silvera
    --------------------
    Name:  Marketta Silvera
    Title:  Chief Executive Officer